Endeavour Silver Reports First Quarter, 2017 Financial Results; Conference Call at 9am PDT (12pm EDT) Today

VANCOUVER, BC -- (Marketwired - May 03, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) released today its financial results for the period ended March 31, 2017. Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The Company's financial performance in the First Quarter, 2017 improved compared to the First Quarter, 2016. Revenue and cost of sales were down due to lower production but earnings were up as a result of higher precious metal prices, foreign exchange gains and tax recoveries. (Click here for an audio review of Q1 highlights).

Highlights of First Quarter 2017 (Compared to First Quarter 2016)

Financial

--  Net earnings increased 230% to $6.0 million ($0.05 per share) compared to $1.8 million ($0.02 per share)
--  EBITDA(1) increased 4% to $9.0 million
--  Cash flow from operations before working capital changes increased 19%
    to $8.9 million
--  Mine operating cash flow before taxes(1) increased 4% to $12.0 million
--  Revenue decreased 12% to $36.4 million
--  Realized silver price increased 17% to $17.79 per ounce (oz) sold (2%
    above average spot price)
--  Realized gold price increased 5% to $1,280 per oz sold (5% above average spot price)
--  Cash costs(1) rose 2% to $7.81 per oz silver payable (net of gold credits)
--  All-in sustaining costs(1) rose 64% to $18.24 per oz silver payable (net of gold credits)
--  Cash and cash equivalents dipped 2.5% to $70.5 million
--  Working capital was flat at $81.7 million compared to $81.6 million at year end

Operations

--  Silver production decreased 29% to 1,076,974 oz
--  Gold production decreased 27% to 11,724 oz
--  Silver equivalent production was 1.9 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold down 18% to 1,235,594 oz
--  Gold oz sold down 26% to 11,290 oz
--  Bullion inventory at quarter-end included 116,108 oz silver and 292 oz gold
--  Concentrate inventory at quarter-end included 32,995 oz silver and 764 oz gold
--  Appointed new VP Operations Tomas Iturriaga
--  Announced high grade drill results for Terronera and La Luz veins on
    Terronera project
--  Announced a robust Preliminary Economic Assessment on the El Compas project and made a decision to develop the mine to production
--  Announced a robust Pre-Feasibility Study on the Terronera project and continuing work to facilitate a decision to develop the mine to production

(1) EBITDA, mine operating cash flow, cash costs and all-in sustaining costs are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

Endeavour CEO Bradford Cooke commented, "We are pleased to report significantly higher first quarter earnings for 2017, especially in light of our lower production compared to Q1, 2016 and our increased investments on exploration and development. Our plan to increase production throughout the year bodes well for our financial outlook on the year.

"We recently made a decision to develop El Compas into our fourth mine and we look forward to giving the green light soon to develop Terronera into our fifth mine. The high grade drill results from Terronera released during the first quarter were not included in our recent resource estimate and pre-feasibility study and represent a future opportunity to optimize our mine plan at Terronera."

Financial Results

For the first quarter ended March 31, 2017, the Company generated revenue totaling $36.4 million (2016 - $41.5 million). During the quarter, the Company sold 1,235,594 silver ounces and 11,290 gold ounces at realized prices of $17.79 and $1,280 per ounce respectively, compared to sales of 1,511,319 silver ounces and 15,255 gold ounces at realized prices of 15.18 and $1,219 per ounce respectively in Q1 2016.

After cost of sales of $28.6 million (2016 - $35.2 million), mine operating earnings amounted to $7.8 million (2016 - $6.3 million) from mining and milling operations in Mexico. The 19% decrease in cost of sales was primarily due to reduced production levels, and a lower Mexican peso against the U.S. dollar. Excluding depreciation and depletion of $4.1 million (2016 - $5.2 million) mine operating cash flow before taxes was $12.0 million (2016 - $11.5 million) in the first quarter of 2017.

Net earnings were $6.0 million (2016 - $1.8 million) after exploration, general and administrative, foreign exchange, other income and taxes. Exploration activities increased to $3.3 million (2016 - $1.2 million) as a result of management's renewed focus on exploration and development due to rising metal prices.

Direct production costs per tonne and cash costs in Q1, 2017 were relatively flat compared with Q1, 2016. Cost reductions and the benefits of a lower Mexican peso were offset by reduced mining activity. Both the cost per tonne and cash costs per ounce rose 2% to $75.77 and $7.81, respectively. Guanaceví is currently underperforming the mine plan as a result of operating issues experienced in 2016 but productivity is expected to return to historical levels and cost metrics are expected fall over the course of 2017. All-in sustaining costs rose as a result the aforementioned renewed focus on exploration and development to extend mine lives, primarily at Guanaceví and El Cubo.

The Condensed Consolidated Interim Financial Statements and Management's Discussion & Analysis can be viewed on the Company's website at www.edrsilver.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are reported in US$.

Conference Call

A conference call to discuss the results will be held today, Wednesday, May 3, 2017 at 9am PDT (12pm EDT). To participate in the conference call, please dial the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: + 604-638-5340

A replay of the conference call will be available until May 17, 2016 by dialing 1-800-319-6413 in Canada and the US (toll-free) or + 604-638-9010 outside of Canada and the US. The required pass-code is 1087#. The replay will also be available on the Company's website at www.edrsilver.com.

About Endeavour Silver -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2017 including changes in mining and operations and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

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Q1 2017 Highlights                           Three Months Ended March 31
                                            2017         2016      % Change
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Production
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Silver ounces produced                    1,076,974    1,510,065     (29%)
Gold ounces produced                       11,724       15,960       (27%)
Payable silver ounces produced            1,054,110    1,473,682     (28%)
Payable gold ounces produced               11,459       15,518       (26%)
Silver equivalent ounces produced(1)      1,897,654    2,627,265     (28%)
Cash costs per silver ounce(2)              7.81         7.63         2%
Total production costs per ounce(2)         11.62        10.95        6%
All-in sustaining costs per ounce(2)        18.24        11.12        64%
Processed tonnes                           303,222      408,553      (26%)
Direct production costs per tonne(2)        75.77        74.26        2%
Silver co-product cash costs(2)             11.96        10.87        10%
Gold co-product cash costs(2)                861          873        (1%)
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Financial
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Revenue ($ millions)                        36.4         41.5        (12%)
Silver ounces sold                        1,235,594    1,511,319     (18%)
Gold ounces sold                           11,290       15,255       (26%)
Realized silver price per ounce             17.79        15.18        17%
Realized gold price per ounce               1,280        1,219        5%
Net earnings (loss) ($ millions)             6.0          1.8        230%
Mine operating earnings (loss) ($
 millions)                                   7.8          6.3         25%
Mine operating cash flow(2) ($
 millions)                                  12.0         11.5         4%
Operating cash flow before working
 capital changes (2)                         8.9          7.5         19%
Earnings before ITDA (2)                     9.0          8.6         4%
Working capital ($ millions)                81.7         29.3        179%
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Shareholders
----------------------------------------------------------------------------
Earnings (loss) per share - basic           0.05         0.02        150%
Operating cash flow before working
 capital changes per share (2)              0.07         0.07         0%
Weighted average shares outstanding      127,095,764  104,646,404     21%
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1) Silver equivalents are calculated using a 70:1 ratio. 2016 Silver equivalents have been restated from 75:1 to 70:1 for comparative purposes
2) Cost metrics, EBITDA, mine operating cash flow, operating cash flow before working capital changes are non-IFRS measures. Please refer to the definitions in the Company's Management Discussion & Analysis.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited - prepared by management)
(expressed in thousands of U.S. dollars)

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                                                      Three Months Ended
                                                    March 31,    March 31,
                                                       2017         2016
----------------------------------------------------------------------------

Operating activities
Net earnings (loss) for the period                 $     6,035  $     1,829
Items not affecting cash:
  Share-based compensation                                 337          457
  Depreciation and depletion                             4,182        5,222
  Deferred income tax expense (recovery)                (1,665)        (103)
  Unrealized foreign exchange loss (gain)                 (462)        (242)
  Loss on available for sale assets                          -          269
  Finance costs                                            236           63
  Write off of exploration property                        233            -
Net changes in non-cash working capital                    771      (10,324)
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Cash from operating activities                           9,667       (2,829)
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Investing activites
  Property, plant and equipment expenditures            (9,368)      (3,087)
  Proceeds from disposition of available for sale
   assets                                                    -          448
  Redemption of long term deposits                           -          133
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Cash used in investing activities                       (9,368)      (2,506)
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Financing activities
  Repayment of credit facility                          (2,500)      (3,000)
  Repayment of obligation under finance lease                -         (226)
  Debt issuance costs                                        -         (304)
  Interest paid                                           (167)        (174)
  Public equity offerings                                    -        9,098
  Exercise of options                                       74           31
  Share issuance costs                                       -         (278)
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Cash used in financing activites                        (2,593)       5,147
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Effect of exchange rate change on cash and cash
 equivalents                                               462          160
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Increase (decrease) in cash and cash equivalents        (2,294)        (188)
Cash and cash equivalents, beginning of period          72,317       20,413
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Cash and cash equivalents, end of period           $    70,485  $    20,385
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(unaudited - prepared by management)
(expressed in thousands of US dollars, except for shares and per share amounts)

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                                                    Three Months Ended
                                                 March 31,      March 31,
                                                    2017           2016
----------------------------------------------------------------------------

Revenue                                        $      36,441  $      41,541

Cost of sales:
    Direct production costs                           24,048         29,844
    Royalties                                            440            209
    Share-based compensation                               -             56
    Depreciation and depletion                         4,113          5,154
  --------------------------------------------------------------------------
                                                      28,601         35,263

Mine operating earnings                                7,840          6,278

Expenses:
  Exploration                                          3,336          1,199
  General and administrative                           1,955          2,028
  --------------------------------------------------------------------------
                                                       5,291          3,227

Operating earnings (loss)                              2,549          3,051

Finance costs                                            236            287

Other income (expense):
  Foreign exchange                                     2,147            514
  Investment and other                                    77           (141)
  --------------------------------------------------------------------------
                                                       2,224            373

Earnings (loss) before income taxes                    4,537          3,137

Income tax expense (recovery):
  Current income tax expense                             299          1,411
  Deferred income tax expense (recovery)              (1,797)          (103)
  --------------------------------------------------------------------------
                                                      (1,498)         1,308

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Net earnings (loss) for the period                     6,035          1,829
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Other comprehensive income (loss), net of tax:
  Unrealized gain (loss) on available-for-sale
   financial assets                                       17            162
----------------------------------------------------------------------------
Total other comprehensive income (loss) for
 the period                                               17            162
----------------------------------------------------------------------------

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Comprehensive income (loss) for the period     $       6,052  $       1,991
----------------------------------------------------------------------------

Basic earnings (loss) per share based on net
 earnings                                      $        0.05  $        0.02
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Diluted earnings (loss) per share based on net
 earnings                                      $        0.05  $        0.02
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Basic weighted average number of shares
 outstanding                                     127,095,764    104,646,404
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Diluted weighted average number of shares
 outstanding                                     128,523,833    105,071,404
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2017 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited - prepared by management)
(expressed in thousands of US dollars)

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                                                 March 31,     December 31,
                                                    2017           2016
----------------------------------------------------------------------------

ASSETS

Current assets
  Cash and cash equivalents                    $      70,485  $      72,317
  Investments                                            102             85
  Accounts receivable                                 26,633         25,560
  Inventories                                         12,688         13,431
  Prepaid expenses                                     1,774          2,037
----------------------------------------------------------------------------
Total current assets                                 111,682        113,430

Non-current deposits                                     659            659
Deferred income tax asset                              1,042            183
Mineral properties, plant and equipment               70,990         66,238
----------------------------------------------------------------------------
Total assets                                   $     184,373  $     180,510
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LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities     $      20,179  $      18,229
  Income taxes payable                                 3,307          4,631
  Credit facility                                      6,500          9,000
----------------------------------------------------------------------------
Total current liabilities                             29,986         31,860

Provision for reclamation and rehabilitation           7,867          7,846
Deferred income tax liability                          6,739          7,545
----------------------------------------------------------------------------
Total liabilities                                     44,592         47,251
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Shareholders' equity
Common shares, unlimited shares authorized, no
 par value, issued and outstanding 127,108,264
 shares (Dec 31, 2016 - 127,080,264 shares)          449,703        449,594
Contributed surplus                                    7,050          6,689
Accumulated comprehensive income (loss)                   61             44
Retained earnings (deficit)                         (317,033)      (323,068)
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Total shareholders' equity                           139,781        133,259
----------------------------------------------------------------------------
Total liabilities and shareholders' equity     $     184,373  $     180,510
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This statement should be read in conjunction with the condensed consolidated interim financial statements for the period ended March 31, 2017 and the related notes contained therein.

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com